UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Summary of Business Report for Fiscal Year 2015

On March 30, 2016, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the fiscal year ended December 31, 2015 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance Co., Ltd., which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank Co., Ltd.

•	March 20, 2014

Added KB Capital Co., Ltd. as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. as a non-consolidated first-tier subsidiary. With the addition of KB Insurance, KB Insurance’s six subsidiaries, KB Claims Survey & Adjusting Co., Ltd., KB sonbo CNS, Leading Insurance Services, Inc. (US subsidiary), LIG Insurance (China) Co., Ltd. (Chinese subsidiary), PT. Kookmin Best Insurance Indonesia (Indonesian subsidiary) and LIG Investment & Securities, were added as non-consolidated second-tier subsidiaries of KB Financial Group.

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%.

1.3.	Overview of the Business Group

(As of December 31, 2015)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Investment & Securities Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Not listed
	Kookmin Bank International Ltd.	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed

	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB sonbo CNS	KB Insurance	Not listed
	LIG Investment & Securities Co., Ltd.	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed
	PT. Kookmin Best Insurance Indonesia	KB Insurance	Not listed

	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed

	NPS-KBIC Private Equity Fund No. 1	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed
	Korea GCC Global Cooperation PEF	KB Investment	Not listed

Note: On June 24, 2015, KB Insurance Co., Ltd. was added as a non-consolidated first-tier subsidiary. With the addition of KB Insurance Co., Ltd., its six subsidiaries, KB Claims Survey & Adjusting Co., Ltd., KB sonbo CNS, Leading Insurance Services, Inc. (US subsidiary), LIG Insurance (China) Co., Ltd. (Chinese subsidiary), PT. Kookmin Best Insurance Indonesia (Indonesian subsidiary) and LIG Investment & Securities, were added as non-consolidated second-tier subsidiaries of KB Financial Group.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of December 31, 2015) Issue Date					(Unit: Won, shares)
	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of December 31, 2015)	(Unit: shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding (A-B)	386,351,693	386,351,693

Note: On February 4, 2016, the Company entered into a trust agreement to acquire treasury shares. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on February 4, 2016.

1.4.2.	Voting Rights

(As of December 31, 2015)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	—	—	—
Shares without voting rights	—	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	386,351,693	—
	—	—	—

1.5.	Dividends

Items		January 1, 2015 to December 31, 2015	January 1, 2014 to December 31, 2014	January 1, 2013 to December 31, 2013(1)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income (Won in Millions)		1,698,318	1,400,722	1,271,502
Earnings per share (Won)		4,396	3,626	3,291
Total cash dividends (Won in Millions)		378,625	301,354	193,176
Total stock dividends (Won in Millions)		—	—	—
(Consolidated) Cash dividend payout ratio (%)		22.3	21.5	15.2
Cash dividend yield (%)	Common Shares	2.9	2.0	1.2
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	980	780	500
	—	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	—	—	—	—

(1)	Net income and earnings per share for the period ended December 31, 2013 have been restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

2.	Business

2.1.	Results of Operations

			(Unit: in millions of Won)
	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013(1)
Net interest income	6,203,199	6,415,775	6,522,832
Interest income	10,375,823	11,635,296	12,356,930
Interest expense	(4,172,624)	(5,219,521)	(5,834,098)
Net fee and commission income	1,534,983	1,382,729	1,479,239
Fee and commission income	2,971,095	2,666,185	2,657,365
Fee and commission expense	(1,436,112)	(1,283,456)	(1,178,126)
Net gains on financial assets/liabilities at fair value through profit or loss	359,727	439,198	756,822
Net other operating expenses	(715,960)	(1,040,909)	(1,304,765)
General and administrative expenses	(4,523,584)	(4,009,694)	(3,983,564)
Operating profit before provision for credit losses	2,858,365	3,187,099	3,470,564
Provision for credit losses	(1,037,231)	(1,227,976)	(1,443,572)
Net operating profit	1,821,134	1,959,123	2,026,992

*	Note: Based on K-IFRS (on a consolidated basis).
(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won, %)
		For the year ended December 31, 2015			For the year ended December 31, 2014			For the year ended December 31, 2013(1)
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	193,725,814	1.69	62.62	186,833,286	2.20	63.76	180,330,345	2.49	63.39
	Certificate of deposit	3,645,078	1.92	1.18	1,689,157	2.71	0.58	1,780,230	3.01	0.63
	Borrowings	5,709,025	1.88	1.85	5,456,405	2.52	1.86	5,187,862	2.58	1.82
	Call money	2,009,387	1.66	0.65	3,177,907	2.36	1.08	3,716,812	2.57	1.31
	Debentures	27,365,637	2.78	8.85	24,966,578	3.80	8.52	22,072,602	4.31	7.76
	Other	4,763,806	2.03	1.53	3,298,600	2.80	1.13	3,199,161	2.74	1.12

Subtotal		237,218,747	1.83	76.68	225,421,933	2.40	76.93	216,287,012	2.69	76.03

Foreign currency	Deposits	6,183,499	0.52	2.00	5,087,884	0.52	1.74	5,172,485	0.79	1.82
	Borrowings	6,121,121	0.46	1.98	6,071,393	0.52	2.07	6,961,080	0.59	2.45
	Call money	1,007,103	0.28	0.33	985,695	0.30	0.34	961,747	0.41	0.34
	Debentures	3,520,324	3.00	1.14	3,082,838	2.74	1.05	3,248,259	7.33	1.14
	Other	163,462	1.31	0.05	212,797	1.14	0.07	260,195	1.14	0.09

Subtotal		16,995,509	1.01	5.50	15,440,607	0.96	5.27	16,603,766	1.97	5.84

Other	Total shareholders’ equity	28,252,594	—	9.13	26,872,801	—	9.17	25,825,011	—	9.08
	Allowances	787,604	—	0.25	765,895	—	0.26	736,008	—	0.26
	Other	26,126,546	—	8.44	24,543,634	—	8.37	25,043,332	—	8.79

Subtotal		55,166,744	—	17.82	52,182,330	—	17.80	51,604,351	—	18.13

Total		309,381,000	—	100.00	293,044,870	—	100.00	284,495,129	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

2.2.2.	Uses of Funds

								(Unit: in millions of Won, %)
		For the year ended December 31, 2015			For the year ended December 31, 2014			For the year ended December 31, 2013(1)
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	7,197,739	1.83	2.33	6,534,133	2.56	2.23	4,921,197	2.75	1.73
	Securities	45,372,914	3.22	14.67	43,889,573	3.81	14.98	45,223,896	3.63	15.90
	Loans	207,499,414	3.48	67.07	195,609,187	4.16	66.75	186,666,145	4.62	65.61
	Guarantee payments under payment guarantee	32,644	1.19	0.01	51,156	0.76	0.02	48,836	1.34	0.02
	Call loan	314,179	1.79	0.10	642,821	2.35	0.22	1,113,932	2.76	0.39
	Private placement corporate bonds	830,676	3.81	0.27	692,993	4.83	0.24	669,077	5.34	0.24
	Credit cards	11,904,279	9.03	3.85	11,309,156	9.86	3.86	11,608,865	10.70	4.08
	Other	7,154,906	5.15	2.31	8,231,500	5.47	2.81	7,005,212	5.75	2.45
	Allowance	(2,316,563)	—	(0.75)	(2,844,954)	—	(0.97)	(3,337,963)	—	(1.17)

Subtotal		277,990,188	3.70	89.86	264,115,565	4.39	90.14	253,919,197	4.77	89.25

Foreign currency	Due from banks	1,782,048	1.12	0.58	1,277,335	1.81	0.43	984,258	1.10	0.35
	Securities	1,285,058	2.06	0.42	815,219	3.17	0.28	1,039,047	2.38	0.37
	Loans	9,009,829	1.52	2.91	8,347,507	1.81	2.85	9,151,081	1.99	3.22
	Call loan	1,435,461	0.33	0.46	1,869,308	0.81	0.64	1,778,838	0.55	0.62
	Bills bought	2,728,557	1.10	0.88	2,232,263	1.30	0.76	2,357,512	1.46	0.83
	Allowance	(234,422)	—	(0.08)	(197,375)	—	(0.07)	(166,194)	—	(0.06)
	Other	3,143	—	—	2,470	—	—	2,354	—	—

Subtotal		16,009,674	1.37	5.17	14,346,727	1.70	4.89	15,146,896	1.73	5.33

Other	Cash	1,715,237	—	0.55	1,659,230	—	0.57	1,629,765	—	0.57
	Fixed assets held for business	3,230,133	—	1.04	3,196,710	—	1.09	3,190,345	—	1.12
	Other	10,435,768	—	3.38	9,726,638	—	3.31	10,608,926	—	3.73

Subtotal		15,381,138	—	4.97	14,582,578	—	4.97	15,429,036	—	5.42

Total		309,381,000	—	100.00	293,044,870	—	100.00	284,495,129	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group			(Unit: in millions of Won, %)
	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Total Capital (A)	29,140,025	28,347,675	27,296,535
Risk-weighted assets (B)	188,212,825	182,485,957	177,514,060
BIS ratio (A/B)	15.48	15.53	15.38

*	Note: Calculated in accordance with Basel III

Kookmin Bank			(Unit: in billions of Won, %)
	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Total Capital (A)	23,686	23,422	22,624
Risk-weighted assets (B)	147,973	146,690	146,743
BIS ratio (A/B)	16.01	15.97	15.42

*	Note: Calculated in accordance with Basel III

2.3.2.	Credit ratings

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation

11/25/2015 11/25/2015 11/25/2015	Debentures Debentures Debentures	AAA AAA AAA	Korea Ratings (AAA ~ D) KIS Ratings (AAA ~ D) NICE Investors Service(2) (AAA ~ D)	Stable Stable Stable
11/18/2015	Commercial Paper(1)	A1	Korea Ratings (A1 ~ D) KIS Ratings (A1 ~ D) NICE Investors Service(2) (A1 ~ D)	—

(1)	Redeemed in full as of December 31, 2015.
(2)	Formerly NICE Ratings.

2.3.3.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
June 18, 2015	1,122
January 14, 2016	171

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.1.1.	Consolidated Statements of Financial Position

			(Unit: in millions of Won)
	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013(1)
Cash and due from financial institutions	16,316,066	15,423,847	14,792,654
Financial assets at fair value through profit or loss	11,174,064	10,757,910	9,328,742
Derivative financial assets	2,278,112	1,968,190	1,819,409
Loans	245,005,370	231,449,653	219,001,356
Financial investments	39,136,759	34,960,620	34,849,095
Investments in associates	1,737,840	670,332	755,390
Property and equipment	3,287,383	3,082,985	3,060,843
Investment property	211,815	377,544	166,259
Intangible assets	466,828	488,922	443,204
Current income tax assets	18,525	306,313	346,910
Deferred income tax assets	8,373	15,562	15,422
Assets held for sale	48,628	70,357	37,718
Other assets	9,375,704	8,783,473	7,550,596

Total assets	329,065,467	308,355,708	292,167,598

Financial liabilities at fair value through profit or loss	2,974,604	1,818,968	1,115,202
Derivative financial liabilities	2,325,756	1,797,390	1,795,339
Deposits	224,268,185	211,549,121	200,882,064
Debts	16,240,743	15,864,500	14,101,331
Debentures	32,600,603	29,200,706	27,039,534
Provisions	607,860	614,347	678,073
Net defined benefit liabilities	73,197	75,684	64,473
Current income tax liabilities	30,920	231,907	211,263
Deferred income tax liabilities	179,243	93,211	61,816
Other liabilities	20,861,634	19,597,202	20,236,229

Total liabilities	300,162,745	280,843,036	266,185,324

Equity attributable to shareholders of the Company	28,680,621	27,315,092	25,982,274
Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	15,854,510	15,854,510	15,854,605
Accumulated other comprehensive income	430,244	461,679	336,312
Retained earnings	10,464,109	9,067,145	7,859,599
Non-controlling interests	222,101	197,580	—

Total equity	28,902,722	27,512,672	25,982,274

Total liabilities and equity	329,065,467	308,355,708	292,167,598

Number of consolidated companies	83	112	100

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

3.1.2.	Consolidated Statements of Comprehensive Income

		(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013(1)
Net interest income	6,203,199	6,415,775	6,522,832
Net fee and commission income	1,534,983	1,382,729	1,479,239
Net gains on financial assets/liabilities at fair value through profit or loss	359,727	439,198	756,822
Net other operating expenses	(715,960)	(1,040,909)	(1,304,765)
General and administrative expenses	(4,523,584)	(4,009,694)	(3,983,564)
Operating profit before provision for credit losses	2,858,365	3,187,099	3,470,564
Provision for credit losses	(1,037,231)	(1,227,976)	(1,443,572)
Net operating profit	1,821,134	1,959,123	2,026,992
Net non-operating profit (loss)	343,561	(57,698)	(211,701)
Profit before income tax	2,164,695	1,901,425	1,815,291
Income tax expense	(437,389)	(486,314)	(540,593)
Profit for the year	1,727,306	1,415,111	1,274,698
Other comprehensive income (loss) for the year, net of tax	(31,262)	123,863	26,902

Total comprehensive income for the year	1,696,044	1,538,974	1,301,600

Profit attributable to:	1,727,306	1,415,111	1,274,698
Shareholders of the parent company	1,698,318	1,400,722	1,271,502
Non-controlling interests	28,988	14,389	3,196

Total comprehensive income for the year attributable to:	1,696,044	1,538,974	1,301,600

Shareholders of the parent company	1,666,883	1,526,089	1,312,672
Non-controlling interests	29,161	12,885	(11,072)
Earnings per share
Basic earnings per share (Won)	4,396	3,626	3,291
Diluted earnings per share (Won)	4,376	3,611	3,277

(1)	Restated as a result of retroactive application of a change in accounting policy with respect to uncertain tax positions.

3.2.	Separate Condensed Financial Information

3.2.1.	Separate Statements of Financial Position

			(Unit: in millions of Won)
	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Cash and due from financial institutions	324,947	30,739	77,298
Financial assets at fair value through profit or loss	99,118	—	—
Loans	—	10,000	10,000
Investments in subsidiaries	18,557,566	18,557,566	18,292,443
Investments in associate	883,065
Property and equipment	578	514	642
Intangible assets	8,428	8,684	10,133
Deferred income tax assets	4,515	4,089	4,203
Other assets	137,954	598,929	269,823

Total assets	20,016,171	19,210,521	18,664,542

Debentures	1,647,117	628,837	349,157
Net defined benefit liabilities	591	803	1,433
Current income tax liabilities	17,178	222,639	209,928
Other liabilities	123,281	71,568	55,602

Total liabilities	1,788,167	923,847	616,120

Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809	13,513,809
Accumulated other comprehensive loss	(4,979)	(4,238)	(2,715)
Retained earnings	2,787,416	2,845,345	2,605,570

Total equity	18,228,004	18,286,674	18,048,422

Total liabilities and equity	20,016,171	19,210,521	18,664,542

Evaluation method for investment securities in subsidiaries, affiliates and joint ventures	Cost-method	Cost-method	Cost-method

3.2.2.	Separate Statements of Comprehensive Income

		(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Net interest expense	(25,744)	(16,758)	(1,368)
Net fee and commission expense	(8,228)	(6,658)	(6,270)
Net gains on financial assets at fair value through profit or loss	1,658	—	—
Net other operating income	315,527	493,782	245,044
General and administrative expenses	(39,916)	(36,342)	(40,657)
Operating profit before provision for credit losses	243,297	434,024	196,749
Provision for credit losses	—	—	—
Net operating profit	243,297	434,024	196,749
Net non-operating expenses	(62)	(473)	(1,346)
Profit before income tax	243,235	433,551	195,403
Income tax benefit (expense)	190	(600)	423
Profit for the year	243,425	432,951	195,826
Other comprehensive income (loss) for the year, net of tax	(741)	(1,523)	65

Total comprehensive income for the year	242,684	431,428	195,891

Earnings per share
Basic earnings per share (Won)	630	1,121	507
Diluted earnings per share (Won)	627	1,116	505

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

			(Unit: in billions of Won, %)
Category	2015	2014	2013
Current assets in Won (A)	325.1	30.8	77.6
Current liabilities in Won (B)	4.6	2.2	1.3
Current ratio (A/B)	7,122.10%	1,417.54%	5,934.85%

Notes:

•	Based on K-IFRS (on a separate basis).

•	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Selected ratios

			(Unit: %)
Category	2015	2014	2013(1)
Net income as a percentage of average total assets (ROA)	0.54	0.47	0.44
Net income as a percentage of average shareholders’ equity (ROE)	6.06	5.26	5.02

Note: Based on K-IFRS (on a consolidated basis).

(1)	Restated as a result of retroactive application of a change in accounting policy with respect to uncertain tax positions.

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of December 31, 2015)
Company	Credit extended
(Unit: in billions of Won)

Samsung Electronics Co., Ltd.	1,242

Hyundai Heavy Industries Co., Ltd.	846

LG Electronics Inc.	684

Hyundai Steel Co., Ltd.	619

Daewoo Shipbuilding & Marine Engineering Co., Ltd.	612

Samsung Display Co., Ltd.	612

Daewoo International Corporation	576

Samsung Heavy Industries Co., Ltd.	561

Hyundai Capital Services, Inc.	561

GS Caltex Corporation	553

KT Corporation	551

Korea Securities Finance Corp.	541

Hyundai Motor Company	524

S-Oil Corporation	494

SK Energy Co., Ltd.	479

Korean Airlines Co., Ltd.	446

Raiffeisenbank St. Gallen	410

Kia Motors Corp.	394

Shinsegae Inc.	392

Samsung C&T Corporation	372

Total	11,469

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of December 31, 2015)
Group	Credit extended
(Unit: in billions of Won)

Samsung	4,000

Hyundai Motor	3,782

SK	1,986

LG	1,570

Hanwha	1,445

Hyundai Heavy Industries	1,276

POSCO	1,239

GS	1,120

Lotte	820

Shinsegae	771

Total	18,009

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of December 31, 2015)
Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)

Manufacturing	38,523	35.8

Construction	3,993	3.7

Real estate	20,076	18.7

Retail and wholesale	15,394	14.3

Hotel, lodging and food service	6,975	6.5

Financial institutions	1,879	1.7

Other	20,646	19.2

Total	107,486	100.00

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of December 31, 2015)
	Industry	Total Credit	Allowance for Loan Losses
	(Unit: in billions of Won)

Borrower A	Construction	100	26

Borrower B	Manufacturing	84	84

Borrower C	Shipbuilding	83	28

Borrower D	Construction	70	70

Borrower E	Shipping	59	55

Borrower F	Manufacturing	56	55

Borrower G	Real estate and leasing	51	6

Borrower H	Manufacturing	43	41

Borrower I	Manufacturing	41	41

Borrower J	Construction	41	41

Borrower K	Construction	40	39

Borrower L	Manufacturing	33	14

Borrower M	Shipping	22	8

Borrower N	Shipping	22	8

Borrower O	Arts, sports and recreation related services	21	21

Borrower P	Manufacturing	20	20

Borrower Q	Arts, sports and recreation related services	19	19

Borrower R	Manufacturing	19	—

Borrower S	Manufacturing	16	2

Borrower T	Manufacturing	15	5

Total		855	583

3.4.	Other Financial Information

See Form 6-K furnished to the Securities and Exchange Commission on March 10, 2016 by the Company which contains the Company’s audited consolidated and separate financial statements and relevant notes as of and for the years ended December 31, 2014 and 2015 which have been prepared in accordance with K-IFRS. The Company’s audited consolidated and separate financial statements are also available on its website, www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)

January 1 to December 31, 2015	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	9,947
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	732	9,869
January 1 to December 31, 2013	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	646	9,940

(1)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation(1) (in millions of Won)

January 1 to December 31, 2015	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2015 to April 30, 2016	459
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2014 to April 30, 2015	487
January 1 to December 31, 2013	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2013 to April 30, 2014	573

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of December 31, 2015, our board of directors consisted of one executive director, one non-standing director and seven non-executive directors. As of the date of this business report, Mr. Young Hwi Choi, a non-executive director, is the chair of our board of directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Corporate Governance Committee; and

•	Audit Committee Member Nominating Committee.

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Total Amount Approved at the Meeting of Shareholders

	(Unit: in millions of Won)
	Total number of persons		Total amount approved at shareholders’ meeting(1)(2)	Notes
Registered Directors (including non-executive directors and audit committee members)	9	(7)	2,500	—

(1)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term incentive performance share grants.
(2)	The compensation to directors, which amount shall not exceed the total amount approved at the meeting of shareholders, is determined by the board of directors.

5.3.2.	Total Amount Paid as of December 31, 2015

	(Unit: in millions of Won)
	Total number of persons(1)	Total payment (2)(5)(6)(7)	Average payment per person (3)(4)	Notes
Registered Directors (excluding non-executive directors)	2	419	248	—
Non-executive Directors (excluding audit committee members)	3	260	81	—
Audit committee members or internal auditor	4	285	75	—
Total	9	964	111	—

(1)	Represents the total number of applicable persons as of December 31, 2015.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2015.
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2015, divided by (ii) the annualized number of applicable persons (includes Messrs. Kun Ho Hwang, Myung Jig Kim, Young Kwa Kim, Jae Ho Cho, Young Jin Kim, Sung Hwan Shin and Jong Cheon Lee, former non-executive directors who resigned in March 2015).
(4)	The average payment per person for the seven non-executive directors appointed on March 27, 2015 is Won 53 million.
(5)	Payment subject to the Company’s internal policies on compensation to directors.
(6)	Includes performance based short-term incentive payment of Won 25 million, which was based on performance in 2014 and paid in the first quarter of 2015.
(7)	In addition to the total payments as presented in the above table, we recorded Won 406 million in our income statement for the year ended December 31, 2015 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees.

(i)	Stock grants were measured at fair value using the Monte Carlo Simulation Model and the following assumptions were used in fair value measurements:

	(Unit: in Won)
Series	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 12	1.89~4.89	1.64	33,689	33,157~33,292

(ii)	Expected volatility is based on the historical volatility of the stock price over the most recent period that is generally commensurate with the expected term of the grant. The current stock price as of December 31, 2015 was used as the underlying asset price in estimating fair value. In addition, the average three-year historical dividend rate was used as the expected dividend rate in measuring fair value.

5.3.3.	Compensation exceeding Won 500 million – Individual Basis(1)

(Unit: in millions of Won)
Name	Position	Total Compensation	Additional Compensation
—	—	—	—

(1)	No director received total compensation exceeding Won 500 million for the year ended December 31, 2015.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of December 31, 2015 are as follows.

•	Kookmin Bank (100.00%)

•	KB Insurance Co., Ltd. (33.29%)

•	KB Kookmin Card Co., Ltd. (100.00%)

•	KB Investment & Securities Co., Ltd. (100.00%)

•	KB Life Insurance Co., Ltd. (100.00%)

•	KB Asset Management Co., Ltd. (100.00%)

•	KB Capital Co., Ltd. (52.02%)

•	KB Savings Bank Co., Ltd. (100.00%)

•	KB Real Estate Trust Co., Ltd. (100.00%)

•	KB Investment Co., Ltd. (100.00%)

•	KB Credit Information Co., Ltd. (100.00%)

•	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of December 31, 2015 and March 28, 2016, we had one executive director. The name and position of our executive director and the number of shares of KB Financial Group’s common stock he owned as of March 28, 2016 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	10,000

6.2.	Non-standing Directors

As of December 31, 2015 and March 28, 2016, we had one non-standing director. The name and position of our non-standing director and the number of shares of KB Financial Group’s common stock he owned as of March 28, 2016 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Hong Lee	April 1958	Non-standing Director	459

6.3.	Non-executive Directors

Our non-executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of March 28, 2016 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Young Hwi Choi	October 1945	Non-executive Director	—
Suk Ryul Yoo	April 1950	Non-executive Director	—
Michael Byungnam Lee	September 1954	Non-executive Director	1,020
Jae Ha Park	November 1957	Non-executive Director	—
Eunice Kyonghee Kim	March 1959	Non-executive Director	—
Jongsoo Han	October 1960	Non-executive Director	—

Notes: Changes in senior management after the reporting period:

•	Mr. Woon Youl Choi’s term as a non-executive director ended on March 26, 2016.

6.4.	Senior Management

In addition to our executive director who is also our executive officer, we currently have the following twelve executive officers as of March 28, 2016.

Name	Date of Birth	Position	Common Shares Owned
Ok Chan Kim	July 1956	President & Chief Operating Officer	4,674
Ki Heon Kim	October 1955	Deputy President; IT Planning Department	—
Jungsoo Huh	August 1960	Senior Managing Director; Financial Planning Department, Insurance Unit and Investor Relations Department	579
Dong Cheol Lee	October 1961	Senior Managing Director; Strategic Planning Department and Synergy Management Department	—
Young-Tae Park	December 1961	Senior Managing Director; Information Security Department and Data Analytics Department	450
Jae Hong Park	April 1967	Senior Managing Director; Global Business Department	—
Kyung Yup Cho	September 1961	Senior Managing Director; KB Research	800
Ki Hwan Kim	March 1963	Managing Director; Risk Management Department and Model Validation Unit	321
Hong Seob Shin	September 1962	Managing Director; Public Relations Department and Design Unit	580
Pil Kyu Im	March 1964	Managing Director and Chief Compliance Officer	445
Young Hyuk Jo	April 1963	Managing Director and enforcement officer of the Internal Audit; Audit Department	1
Dae Myeong Kang	September 1963	Managing Director; Future Finance Department	455

Notes: Changes in senior management after the reporting period:

•	As of January 1, 2016, Mr. Dong Cheol Lee was newly appointed as a senior managing director and Messrs. Hong Seob Shin, Pil Kyu Im and Young Hyuk Jo were newly appointed as managing directors. As of January 8, Mr. Dae Myeong Kang was newly appointed as a managing director. As of January 11, 2016, Mr. Ok Chan Kim was newly named as president and chief operating officer. As of March 18, 2016, Mr. Jungsoo Huh was newly appointed as a senior managing director. As of January 1, 2016, Messrs. Young-Tae Park and Kyung Yup Cho were promoted from managing directors to senior managing directors. On January 1, 2016, Messrs. Jong Hee Yang, Ki-Bum Lee, Kyu Sul Choi, and Minkyu Chung resigned their posts at KB Financial Group.

As of March 28, 2016, following management also serves as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment date
Jong Kyoo Yoon	Kookmin Bank	President and Chief Executive Officer	November 2014
Ki Heon Kim	Kookmin Bank	Senior Executive Vice President; Head of IT Group	January 2015
Jae Hong Park	Kookmin Bank	Senior Managing Director; Head of Global Business	January 2016
Ki Hwan Kim	Kookmin Bank	Managing Director; Head of Risk Management Group	January 2016
Hong Seob Shin	Kookmin Bank	Managing Director; Head of Consumer Brand Strategy Group	January 2016
Dae Myeong Kang	Kookmin Bank	Managing Director; Acting Head of Future Channel Group	January 2016
Dong Cheol Lee	Kookmin Card	Non-standing director	January 2016
Hong Lee	Kookmin Bank	Senior Executive Vice President, Head of Strategy & Finance Planning Group	January 2016

6.5.	Employees

The following table shows the breakdown of our employees as of December 31, 2015.

	(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment	Average Payment per Person (1)
Total	181	29 months	19,817	109

(1)	Represents (i) the total amount paid for the year ended December 31, 2015 divided by (ii) the total number of employees as of December 31, 2015.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of December 31, 2015.

	(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Korean National Pension Service	35,534,667	9.20
JP Morgan Chase Bank(1)	31,167,755	8.07

(1)	Depositary under the Company’s ADR program.

7.2.	Changes in the Largest Shareholder

(As of December 31, 2015)	(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	September 30, 2008	17,910,781	5.03
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	October 31, 2008	21,675,810	6.08
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	December 31, 2009	20,046,217	5.19
ING Bank N.V.	January 22, 2010	19,401,044	5.02
Korean National Pension Service	July 8, 2011	23,650,699	6.12
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42
Korean National Pension Service	December 31, 2015	35,534,667	9.20

Note: The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.

(1)	Based on 386,351,693 total issued shares of common stock for dates on or after September 2, 2009, and 356,351,693 total issued shares of common stock for dates on or prior to July 27, 2009.

7.3.	Employee Stock Ownership Association

(As of December 31, 2015)	(Unit: shares)
Company Name	Number of shares	Type of shares
KB Financial Group Inc.	15,168	Common Stock
Kookmin Bank	1,958,469	Common Stock
KB Insurance Co., Ltd.	—	—
KB Kookmin Card Co., Ltd.	94,033	Common Stock
KB Investment & Securities Co., Ltd.	11,995	Common Stock
KB Life Insurance Co., Ltd.	11,583	Common Stock
KB Asset Management Co., Ltd.	4,287	Common Stock
KB Capital Co., Ltd.	—	—
KB Savings Bank Co., Ltd.	752	Common Stock
KB Real Estate Trust Co., Ltd.	8,255	Common Stock
KB Investment Co., Ltd.	2,236	Common Stock
KB Credit Information Co., Ltd.	7,027	Common Stock
KB Data Systems Co., Ltd.	9,947	Common Stock

Total	2,123,752	Common Stock

7.4.	Investments in Certain Affiliated Companies

(As of December 31, 2015)	(Units: shares, millions of Won, %)
Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income (loss) for the latest fiscal year(1)
	Number of shares	Shareholding percentage	Book value
Kookmin Bank	404,379,116	100	14,821,721	285,528,354	1,055,713
KB Insurance Co., Ltd. (2)	19,972,759	33.29	883,065	26,503,642	173,736
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	16,123,021	354,614
KB Investment & Securities Co., Ltd.	31,588,314	100	507,212	6,034,407	47,097
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	8,515,416	12,637
KB Asset Management Co., Ltd.	7,667,550	100	96,312	223,470	24,581
KB Capital Co., Ltd.	11,180,630	52.02	279,870	5,587,682	63,087
KB Savings Bank Co., Ltd.	8,001,912	100	157,544	847,639	14,424
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	223,821	20,289
KB Investment Co., Ltd.	8,951,797	100	104,910	143,259	4,939
KB Credit Information Co., Ltd.	1,252,400	100	23,621	30,142	-336
KB Data Systems Co., Ltd.	800,000	100	6,334	28,388	-140

Total	—	—	19,440,631	349,789,241	1,770,641

(1)	Based on K-IFRS (on a separate basis), other than amounts for KB Savings Bank Co., Ltd., which were prepared in accordance with generally accepted accounting principles in Korea (K-GAAP) and were as of June 30, 2015. The fiscal year of KB Savings Bank Co., Ltd. ends on June 30 of each year.
(2)	KB Insurance was added as a non-consolidated first-tier subsidiary on June 24, 2015

7.5.	Related Party Transactions

7.5.1.	Purchase of capital securities issued by KB Capital Co., Ltd.

							(Unit: billions of Won)
Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.011%	March 27, 2045 (may be extended)	Working capital

							(Unit: billions of Won)
Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

7.5.2.	Prepayments and Loans to Subsidiaries

						(Unit: billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity
KB Investment Co., Ltd.	Subsidiary	Loans	20	0	CD 3M + 94 bps	Repaid on February 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 30, 2016	By: /s/ Jungsoo Huh

(Signature)

	Name:	Jungsoo Huh

	Title:	Senior Managing Director